FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003 (November 21, 2003)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” “believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

[ANSELL LOGO APPEARS HERE]

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

21 November 2003

ANSELL ANNOUNCES RETIREMENT PLANS FOR CEO, HARRY BOON

The Directors of Ansell Limited today announced that Harry Boon would be retiring as Managing Director and Chief Executive Officer of the Company on 30 June 2004, following the expiration of his current employment contract.

Mr Boon has been involved with the Ansell business for 27 years, and has been based in the USA since 1997. Prior to taking up his appointment as CEO of Ansell Limited two years ago, he held a number of senior positions within the Ansell business, including 13 years as Managing Director when Ansell was a division of Pacific Dunlop Limited.

The Chairman of Ansell, Dr Ed Tweddell, said: “Harry Boon has had a long and illustrious career with the Company. Harry was instrumental in Ansell’s remarkable growth from some US$200 million in revenues in 1989 to its leading global position in 2002, with approximately US$750 million in revenues. He has successfully led the transformation of Ansell from a division of Pacific Dunlop to its identity as an independent listed company and has overseen the implementation of Operation Full Potential, a strong performance improvement, and a significant upgrading and strengthening of the senior executive team.”

Dr Tweddell went on to say: “The Board appreciates Harry’s contribution in developing and implementing the major restructuring plans for the Company over the past two years, and recognizes Harry’s experience and knowledge of the industry to which he has devoted so many years. He leaves the Company well positioned for future growth.” Dr Tweddell also noted that the market value of the Company had increased over the last two years by approximately 40%.

Mr Boon commented: “I am proud of our achievements to date and have great confidence in the team that we have assembled to lead Ansell into the future. With Operation Full Potential on track, Ansell has both a strong foundation and a robust outlook, and I am comfortable with the decision to retire in June 2004. I look forward to working with the Board to select a successor from a global search that will include internal and external candidates.”

Mr Boon’s employment agreement provides for a termination payment at the conclusion of his contract equivalent to 2 years of his total remuneration package amounting in aggregate to approximately US$1,550,000, part of which is in recognition of a non-compete arrangement. He will also receive his normal accrued service and superannuation entitlements.

Having satisfied the applicable performance conditions for the 2002/3 financial year, Mr Boon is entitled, as from 30 June 2004, to exercise 500,000 share options granted to him in 2002 at a price of A$6.32 per share and, subject to the achievement of performance conditions for the 2003/4 financial year, he may also become entitled, as from 30 June 2005, to exercise a further 500,000 options at the same price. The grant of options to Mr Boon in accordance with the terms of the Company’s long-term incentive plan was approved by shareholders at Ansell’s 2002 annual general meeting.

About Ansell

Headquartered in Red Bank, New Jersey, Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide, and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection solutions to the industrial market; Professional Healthcare, supplying surgical and examination gloves to medical healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products may be found at www.ansell.com.

For further information:

Dr Ed Tweddell

Chairman, Ansell Limited

Tel: +61 3 9270 7270

Mobile: 0418 821 761

Fax: +61 3 9270 7300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name: David M. Graham Title: Group Treasurer

Date: November 21, 2003